# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Primis Financial Corp., CIK 0001325670
CUSIP: 74167B109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1676 International Drive, Suite 900, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 04/17/2026
Filed by CIK 0001746800
Persons authorized to receive notices and communications: Deborah Sykes, 11682 El Camino Real, Suite 320, San Diego, California (CA), 92130, 858-756-8300

## Reporting persons
- Castle Creek Capital Partners VII, LP (CIK 0001746800): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,076,499; sole dispositive power 0; shared dispositive power 1,076,499; aggregate amount beneficially owned 1,076,499 (4.4% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.
- Castle Creek Capital VII LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 1,076,499; sole dispositive power 0; shared dispositive power 1,076,499; aggregate amount beneficially owned 1,076,499 (4.4% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Primis Financial Corp.
Address of issuer's principal executive offices: 1676 International Drive, Suite 900, McLean, Virginia (VA), 22102
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Schedule 13D filed on June 27, 2017 (as previously amended by Amendment No, 1, filed on November 11, 2020, Amendment No 2, filed on November 19, 2020, Amendment No. 3, filed on December 18, 2020, Amendment No. 4, filed on February 23, 2021, and Amendment No. 5, filed on April 13, 2026, the "Schedule 13D") with the U.S. Securities and Exchange Commission (the "SEC"), relating to the shares of common stock, par value $0.01 per share ("Common Stock"), of Primis Financial Corp. (the "Issuer" or the "Company"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 6 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between April 13, 2026 and April 17, 2026 (inclusive), Castle Creek Capital Partners VII, LP ("Fund VII") sold an aggregate of 254,175 shares of Common Stock for proceeds of $3,545,670.55, which represents an amount net of commissions and fees, in various open-market transactions. Following such transactions, Fund VII owns 1,076,499 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented as follows:

Fund VII owns 1,076,499 shares of the Common Stock, which represents approximately 4.4%* of the Common Stock.

*This calculation is based on 24,699,185 shares of Common Stock of the Company outstanding as of February 27, 2026, as reported in the Company's annual report on Form 10-K filed with the SEC on March 16, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Fund VII has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,076,499 shares of Common Stock described above with CCC VII. CCC VII disclaims beneficial ownership of the Common Stock beneficially owned by Fund VII, except to the extent of its pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as previously disclosed in the Schedule 13D, Fund VII has engaged in the following open market, broker-assisted transactions with respect to the Common Stock during the last 60 days through the date of the event which requires filing of this Schedule 13D:

(i) 83,769 shares of Common Stock sold on April 13, 2026 at a weighted average price of $13.84 per share (in multiple open market, broker-assisted transactions ranging from $13.76 to $13.86 per share, inclusive); (ii) 26,013 shares of Common Stock sold on April 14, 2026 at a weighted average price of $13.82 per share (in multiple open market, broker-assisted transactions ranging from $13.80 to $13.85 per share, inclusive); (iii) 2,217 shares of Common Stock sold on April 15, 2026 at a weighted average price of $13.82 per share (in multiple open market, broker-assisted transactions ranging from $13.80 to $14.00 per share, inclusive); (iv) 42,176 shares of Common Stock sold on April 16, 2026 at a weighted average price of $13.91 per share (in multiple open market, broker-assisted transactions ranging from $13.84 to $13.96 per share, inclusive); and (v) 100,000 shares of Common Stock sold on April 17, 2026 at a weighted average price of $14.17 per share (in multiple open market, broker-assisted transactions ranging from $14.01 to $14.30 per share, inclusive).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 17, 2026, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock.

## Signatures
- Castle Creek Capital Partners VII, LP: /s/ Tony Scavuzzo, Tony Scavuzzo, Managing Principal (04/21/2026)
- Castle Creek Capital VII LLC: /s/ Tony Scavuzzo, Tony Scavuzzo, Managing Principal (04/21/2026)